

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum
(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission (SEC) has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Bee Mortgage App, Inc.
Jurisdiction of Organization:	Delaware
Date of Organization:	04/29/2019
Form of Organization:	Corporation
Physical Address:	13568 Lobo Ct, Jacksonville, Fl 32224
Issuer Website:	www.beemortgageapp.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Matt Offers	Director, VP of Products	12/2018
Munir Valiani	Director, CFO/VP of Origination	05/2018
Holly Davis	Director, CTO	07/2018
Carlton Robinson	Director	09/2018
Cynthia Wood	Director, COO	05/2018
David Braun	Director, General Counsel	07/2018
Curtis Wood	Director, CEO	05/2018

Dwight Skyers	Director, Director of Agent Partnerships	05/2018
Kristin Scheurer	Director, CMO	07/2018
Suzanne Bearry	Director, EVP Channel Partnerships	07/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held	Shares Held
Curtis Wood	Stock	32.2%	144,500
Cynthia Wood	Stock	32.2%	144,500

Description of Company's Business – §227.201(d)

Mobile startup disrupting the traditional direct lending model by making it easier and more affordable to get a mortgage entirely on your phone.

99% of Millennials search online for home loan info but don't have a complete mobile mortgage option.

Team experienced in mortgage lending, blockchain technology, and mobile applications development.

Only consumer mobile app engineered to manage the entire loan origination process from start to finish with 100% mobile interface.

A new customer experience: Mobile mortgage marketplace specifically designed for people who want to avoid dealing with the bank and want to do everything on their phone.

Patent pending automation framework with decentralized data validation protocols provide 24/7 home loan access even after hours.

Conceived on the front lines by mortgage pros, not a Silicon Valley start-up trying to bandage the mortgage industry with more disjointed and useless tech.

Holistic focus on creating the ideal mobile mortgage experience from the ground up.

Building the first piece of a long-term platform that will originate, settle, and service a mortgage entirely on the blockchain.

Powered by a virtual loan officer who validates data via smart contracts.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	10

Risks & Disclosures – §227.201(f)

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Discussion of the material factors that make an investment in the issuer speculative or risky:

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of Bee Mortgage App, Inc. (the "Company") and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Dilution Risk

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The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

General Risk:

Investing in early stage companies without a proven track record of performance or sound liquidity such as the Company is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your <u>entire</u> investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Fraud Risk:

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the

Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price:

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans:

If funds in excess of those raised are needed by the Company, the Company retains the right to make or arrange for a loan to the Company, to be repaid prior to shareholder dividend payments. The repayment of any such loans will have the effect of delaying shareholder cash distributions in the event that available EBITA is insufficient to increase retained earnings.

Economic Risk:

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Real estate and/or home lending market conditions and regulatory conditions.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash. With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements.

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Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's securities holder, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Professional Guidance Risk

Many early stage companies often attribute their early success to the involvement and guidance of professional early stage investors. These investors often provide post transaction value to the organization. They may be on the company's board or oversight committee and may play an integral role in the company's development through access to their capital resources, professional networks and prior experience in assisting start up or early-stage companies in scaling and executing their business plans. The

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Company does not currently have the guidance of any such professional investors and may not have such guidance in the future.

Demand Risk

Realized market demand for the Company's minimal viable product or flagship mortgage application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Product/Service Risk

The Company's primary product and service is currently a consumer mobile app for direct residential lending. This app is not yet released or live to download. Any of the current products or services offered prior to its release are variants of the one primary product and service offering. In order for the Company to achieve its sales projections and generate revenue it will need to capitalize on the market for the mobile residential lending services being offered. Changes in consumer tastes may impact demand which could adversely impact the Company's ability to generate revenue.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives, and investor securities. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the Company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The residential lending marketplace in which the Company plans to release products and services is extremely competitive and intense. It is currently occupied by very large, well-capitalized companies including banks, direct lenders, and brokers. The Company will be operating at a disadvantage to these companies as these market participants have proven track records of performance, brand recognition, and access to vast amounts of capital and human resources. The Company does not possess or will be able to acquire such competitive advantages. Marketplace competitiveness is likely to greatly increase in the future. The Company may face declining sales, diminished revenue, or smaller margins as a direct result of competitive marketplace conditions or a larger company copying its products, services or technology. Changes in consumer preferences or the inability to successfully compete with other companies with similar products or services could negatively impact the Company's financial performance.

Risk of Limited Operating History

As a newly established entity with a never before attempted business strategy, the Company cannot provide more than limited information for which investors may use to base their investment decisions on due to its limited operating history.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. The Company is currently pursuing legal protections for such property however the scope of the protection or whether it will be granted has yet to be determined. Any patents or intellectual property protections issued may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Despite the Company's patent attorneys advising it that its data process and structure is likely patentable, the decision to grant a patent is ultimately up to the USPTO. An incumbent competitor or new entrant could copy or illegally obtain the Company's intellectual property, which would require the Company to engage in costly litigatation. Such event could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

The Company does not possess and has not provided investors any audited financial statements. Investors therefore have no audited financial information regarding the Company's capitalization, assets or liabilities on which to base their investment decision. If you feel that all information and data provided by the Company is not sufficient enough for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Technology Risk

The Company's success is largely dependent upon market adoption of its products and services including its minimum viable product and primary mortgage lending mobile app. While the residential lending marketplace is well established, certain aspects of the market for the Company's technologies are still nascent. The introduction of new technologies and an evolving regulatory environment could negatively impact the Company's ability to execute on its business plan and generate forecasted revenue.

Challenges will be found in engineering all advertised product design features for loan origination. The Company is a ground-up rebuild of the mortgage origination process using blockchain as the key data validation protocol, a method yet to be adopted, demonstrated, proved, or approved by any overseeing regulatory body, agency or investor. The Company plans to incorporate as much blockchain integration allowable within the current QM (qualified mortgage) file requirements specifications while working to obtain waivers for the more advanced implementations in the future after proving the technology. As blockchain adoption progresses and the mortgage industry continues to adopt new digital mortgage processes (at regulators behest and advice), regulatory bodies have signaled their urgent cooperation with such technological initiatives as messaged by Treasury last year.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's securities offering involves "Rolling Closes". Once the target amount of the offering has been met the Company may request that Fundopolis instruct the escrow agent to disburse the funds from the offering. At this time investors with accepted subscription agreements become the Company's shareholders. It is not uncommon for material changes impacting the Company or the offering terms to occur on short notice. When material changes occur during an offering an amended Form C/A is filed with the SEC and investors with pending subscriptions will have the right to withdraw from the offering. If your subscriptions have closed you no longer maintain the right to withdraw.

Valuation Risk

WIth early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering, and new equity classes may be created based on future needs of the Company and at the sole discretion of the current two majority shareholders, Curtis Wood and Cynthia Wood. Creating a new equity class may dilute or devalue prior investor securities.

Downside Risk

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All of the Company's crowdfunding investors have a potential downside of great likelihood. If the Company fails to generate enough revenue you could potentially lose all of your investment.

<u>Insured Risk</u>

Shares of the Company's common stock issued through this offering are not guaranteed or insured by the FDIC or any other agency or entity.

<u>Secured Risk</u>

Shares of the Company's common stock issued through this offering are not secured by any collateral. In no scenario would the securities be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$50,000.00	June 1, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$ 500,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

Raising capital will allow us to accelerate our growth in a way in which we cannot do now. We're in a land grab and the raise will allow us to scale at a faster pace pioneering blockchain leverage for loan origination.

If we reach our minimum raise goal, the majority of the capital will be allocated to final development and release of our minimum viable product (MVP) supporting our fastest path to revenue.

Reaching our hard cap will permit us to expand staffing with key executive leadership and developer additions, professional services, equipment and other operations. This will ensure sufficient runway so that each key milestone (MVP, beta and onward) is impacted with maximum velocity.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$3,187.00	$3,187.00
Portal Fees:	$2,000.00	$20,000.00
Legal	$1,700.00	$62,500.00
Development	$22,500.00	$225,000.00
Operations	$5,000.00	$140,000.00
Professional Services	$15,613.00	$49,313.00
Total Proceeds:	**$50,000.00**	**$500,000.00**

Irregular use of proceeds:

Does your company have any irregular of proceeds? No

Investment and Cancellation Process §227.201(j)

Investment Process
1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process
1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering deadline.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made, but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation of your intent to proceed with the investment is not provided by you, your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering equity securities in the form of common stock, which will be referred to as "Stock". The Stock issued by the company will be sold at $10.00 per share, with an overall company valuation of $5,000,000.00.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Bee Mortgage App, Inc.
Address: 13568 Lobo Ct, Jacksonville, Florida 32224
State of Organization: DE
Date Company was Formed: April 29, 2019

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Equity
Share Class: Stock
Prefunding Company Valuation: $5,000,000.00
Security Purchase Price: $10.00
Minimum Offering Amount: $50,000.00
Maximum Offering Amount: $500,000.00

Shareholder Voting Rights: Yes

Shareholder Voting Rights Limitations: Shareholders are entitled to one vote per share. Otherwise, there are no limitations as there is currently only one class of stock.

Company Valuation Method:

Bee Mortgage leadership consulted with advisers experienced in start-up launches and exits to establish fair market valuation. Each principle agreed $5M is an equitable pre-seed valuation considering:
- Timing: Overall mortgage market conditions, emerging mobile carrier services, and consumer adoption of app driven financial services.

- Leadership: The determination, strategy, flexibility and experience of the current team.
- Analysis: Comparable start-ups with similar market size and upside potential.
- Market Position: The exclusive patent pending technology creating various possible exits.
- Idea: A simplified process that lets the consumer do the entire mortgage on their phone.
- Execution: Majority of MVP and mortgage beta development work completed without any angel investors; first pre-seed raise funding MVP and beta release, two key milestones that normally require much more capital investment.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Stock	500,000	$449,000	Yes

Summary of differences between security offered and outstanding securities:

We only have one security class: Common Stock.

Capital Resources and Terms of Issuer Debt – §227.201(p)

We're a debt free, all volunteer army.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer – §227.201(s)

Discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Does the issuer have an operating history? No

Historical Financial Highlights

The company incorporated in April 2019, has not raised any capital, and has provided two years financial statements. As such, there is no prior operating history to disclose.

Our first financial milestone is providing liquidity via the crowd funding raise. Such capital formation will solve the current development and operational challenges impeding growth and expansion.

Financial Projections

The Bee Team operates a lean business model and while we don't foresee any revenue or short-term profits in 2019 or 2020. We are focused on delivering an MVP in order to initiate revenues and establish market position in preparation of layering on the lending app.

With each blockchain integration milestone achieved, customer acquisition cost will decrease creating new capital for reinvestment opportunities. We forecast robust revenue acceleration near end of 2021 and onward.

This initial pre-seed raise will finance MVP delivery. Examples of expenses include $225,000.00 in development costs. The leadership team anticipates a subsequent seed raise in $2,000,000.00 – $15,000,000.00, the proceeds of which will be used for marketing the MVP and funding further development of its core product, the mortgage application. Examples of expenses to be covered by this subsequent raise include: Operating, Professional Services and Legal Services.

Upon beta release of the lending app and proving the technology, the Bee Team plans a large Series A common stock issuance raise, proceeds of which will be used for aggressive expansion once our mobile app is lender live.

2020 Projections
$1,682,500 operating expenses
$380,750 revenue derived from MVP release
Second funding round

Forecasted Revenue 2021/2022
$20,000,000 revenue based on:
2,666 funded loans with a $7,500 average loan payout
Offset by $16,739,600 in Operating Expenses inclusive of a $7,110,222 CAC

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation Crowdfunding (Reg CF) if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annual and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The company is required to disclose whether it has failed to file the reports required by Regulation Crowdfunding associated with prior raises.